                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. ______)/1/

                        Nobel Learning Communities, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                  654889 10 4
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                                 (CUSIP Number)

                                                    With a copy to:
   Jeffrey L. Ott                                   David C. Chapin, Esq.
   Socrates Acquisition Corporation                 Ropes & Gray
   One Embarcadero Center, Suite 2750               One International Place
   San Francisco, CA 94111                          Boston, MA 02110
   (415) 217-7400                                   (617) 951-7000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 2002
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             (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------                          ---------------------------
CUSIP No.  654889 10 4                               Page 2 of 7 Pages
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                                       13D

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1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Socrates Acquisition Corporation

          EIN No.:
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS
          OO/Not Applicable

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [_]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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                 7.     SOLE VOTING POWER
                          0 shares of Common Stock
NUMBER OF        ---------------------------------------------------------------
SHARES           8.     SHARED VOTING POWER
BENEFICIALLY              895,491 shares of Common Stock*
OWNED BY         ---------------------------------------------------------------
EACH             9.     SOLE DISPOSITIVE POWER
REPORTING                 0 shares of Common Stock
PERSON           ---------------------------------------------------------------
WITH
                 10.    SHARED DISPOSITIVE POWER
                          0 shares of Common Stock
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            895,491 shares of Common Stock*
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES
          [_]
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 12.5% (based upon 6,544,953 shares of Common Stock outstanding and 597,305 shares of Common Stock as to which A.J. Clegg, John Frock, and Robert Zobel have a right to acquire beneficial ownership within 60 days, as represented by the Schedule 13D filed by A.J. Clegg, John Frock, Scott Clegg and Robert Zobel on August 8,
          2002)
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14.       TYPE OF REPORTING PERSON
          CO
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* Reflects the number of shares of Common Stock of the Issuer beneficially owned by A.J. Clegg, John Frock, Scott Clegg and Robert Zobel, as represented by the
Schedule 13D filed by such individuals on August 8, 2002.

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Item 1.  Security Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, $0.001 par value, (the "Common Stock") of Nobel Learning Communities, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1615 West Chester Pike, West Chester, Pennsylvania 19382-7956.

Item 2.  Identity and Background.

         (a) - (c) and (f) The name of the person filing this Statement is Socrates Acquisition Corporation ("Socrates" or the "Reporting Person"), a Delaware corporation. The principal business of Socrates will be the acquisition of the Issuer. Socrates is controlled by Gryphon Partners II, L.P. ("Gryphon"), a Delaware limited partnership, and Cadigan Investment Partners, Inc. ("Cadigan"), a Delaware corporation. Gryphon is a private equity fund specializing in leveraged acquisitions. Cadigan is a leveraged buyout firm.

         The principal address of each of Socrates and Gryphon is One Embarcadero Center, Suite 2750, San Francisco, California 94111. The general partner of Gryphon is Gryphon GenPar II, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Gryphon. The principal address of Gryphon GenPar II, LLC is One Embarcadero Center, Suite 2750, San Francisco, California 94111. The managing member of Gryphon GenPar II, LLC is Gryphon Investors II, LLC, a Delaware limited liability company, the principal business of which is serving as the managing member of Gryphon GenPar II, LLC. The principal address of Gryphon Investors II, LLC is One Embarcadero Center, Suite 2750, San Francisco, California 94111. The principal address of Cadigan is 712 Fifth Avenue, 45th Floor, New York, New York 10019. The name, principal occupation and address of each director and executive officer of Socrates and Cadigan and the managing member of Gryphon Investors II, LLC is set forth on Schedule A, which is incorporated by reference herein. Each of the individuals listed on Schedule A is a citizen of the United States.

         (d) - (e) During the last five years, none of the persons or entities referred to in this Item 2 (including those listed on Schedule A): (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Socrates may be deemed to have acquired beneficial ownership of 895,491 shares of Common Stock pursuant to Voting Agreements, dated August 5, 2002, (the "Voting Agreements") entered into between Socrates and each of A.J. Clegg, Scott Clegg, John Frock and Robert Zobel (A.J. Clegg, Scott Clegg, John Frock and Robert Zobel being the "Rollover Shareholders"). However, Socrates disclaims any beneficial ownership of the shares of capital stock of the Issuer that are covered by the Voting Agreements. Subject to the terms of the Voting Agreements, the Rollover Shareholders have agreed (a) to grant an irrevocable proxy to Socrates to vote all of the capital stock of the Issuer that they own (i) for the adoption and approval of the Merger Agreement (as defined in Item 4), (ii) in any manner as Socrates, in its sole discretion, may see fit with respect to any extraordinary corporate transaction (other than the Merger (as defined in Item 4)), such as a merger, consolidation, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or capital stock of the Issuer or any of its subsidiaries, any change in the Board of Directors of the Issuer or any amendment to the Issuer's Certificate of Incorporation, and (b) if Socrates elects not to exercise its rights to vote the capital stock pursuant to such irrevocable proxy, to vote all of the capital stock of the Issuer that they own (i) for the adoption and approval of the Merger Agreement or (ii) as otherwise directed by Socrates if the issue on which the shareholder is requested to vote is a matter described in clause (a)(ii) above. The Voting Agreements were entered into in consideration of the execution and delivery of the Merger Agreement and Socrates did not pay additional consideration in connection with the execution and delivery of the Voting Agreements.

         The foregoing description of the Voting Agreements is qualified in its entirety by reference to the Form of Voting Agreement incorporated in this filing by reference to the Form 8-K filed by the Issuer on August 8, 2002.

Item 4.  Purpose of Transaction.

         On August 5, 2002, the Issuer and Socrates entered into an Agreement and Plan of Merger (the "Merger Agreement"), that, subject to the terms and conditions thereof, contemplates (i) the merger of Socrates with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"), and
(ii) other than certain equity owned by
members of management, which will convert into equity of the surviving corporation, the conversion of (A) each outstanding share of Common Stock into the right to receive $7.75 in cash per share, (B) the conversion of each outstanding share of preferred stock of the Issuer into the right to receive $7.75 in cash per share on an as-converted basis, (C) the conversion of each outstanding option to purchase Common Stock into the right to receive the excess, if any, of $7.75 in cash per share over the per share exercise price of such option and (D) the conversion of each outstanding warrant to purchase Common Stock into the right to receive the excess, if any, of $7.75 per share in cash over the per share exercise price of such warrant. Consummation of the Merger is subject to a number of conditions of the Merger Agreement, including without limitation, obtaining the approval of the stockholders of the Issuer, regulatory and other third-party consents and the receipt of financing. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement incorporated in this filing by reference to the Form 8-K filed by the Issuer on August 8, 2002. The purpose of entering into the Voting Agreement was to aid in facilitating the consummation of the Merger.

         Upon consummation of the Merger, it is expected that the board of directors of the Issuer will be made up solely of directors designated by Gryphon, Cadigan and management. It is also anticipated that the current management of the Issuer will continue to be the management of the Issuer after consummation of the Merger. The certificate of incorporation and by-laws of the surviving corporation will be the certificate of incorporation and by-laws of Socrates in effect immediately prior to the Merger.

         If the Merger is consummated, it is expected that the Issuer will cease to be a public company and that the Common Stock will cease to be traded on the Nasdaq National Market and the only remaining stockholders of the Issuer immediately after such consummation would be the Rollover Shareholders and the holders of common stock of Socrates immediately prior to the Merger. It is also anticipated that the Common Stock would become eligible for termination of registration under Section 12(g) of the Exchange Act upon consummation of the Merger.

         Except as otherwise described in this Item 4 or in Items 3 or 6 of this Statement, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto, has any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Issuer, or the disposition by any of them of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) The responses of Socrates with respect to Rows 11, 12 and 13 of the cover page to this Statement that relate to the aggregate number and percentage of capital stock of the Issuer are incorporated herein by reference. The responses of Socrates with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of shares of capital stock of the Issuer as to which Socrates has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. Socrates may be deemed to have shared power to vote such shares of capital stock of the Issuer with respect to the limited matters described in Item 3 above. However, Socrates disclaims any beneficial ownership of the shares of the capital stock that are covered by the Voting Agreements.

         Except as set forth in this Statement, to the knowledge of Socrates, no person named in Item 2 beneficially owns any shares of capital stock of the Issuer.

         (c) There have been no transactions in the Common Stock that were effected during the past sixty days by Socrates. To the knowledge of Socrates, none of the persons listed on Schedule A hereto have effected any transactions in the Common Stock in the past sixty days.

         (d) Other than with respect to the voting rights described in Item 3 and Item 4 above, neither Socrates nor, to the knowledge of Socrates, any person named in Item 2 possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Socrates has received commitment letters from Jack Clegg and John Frock to convert certain of their shares of the Issuer's capital stock into the capital stock of the surviving corporation as described in the Merger Agreement in lieu of receiving cash for such shares, and commitment letters from each of Scott Clegg and Robert Zobel to purchase equity securities of Socrates for a purchase price of $74,100 each (collectively the "Management Commitment Letters"). The Management Commitment Letters are included as exhibits to the
Schedule 13D filed by A.J. Clegg, John Frock, Scott Clegg and Robert Zobel on August 8, 2002.

         The Rollover Shareholders have certain understandings with Socrates as to the management of the surviving corporation after consummation of the Merger, as set forth in executed term sheets (the "Management Term Sheets") included as exhibits to the Schedule 13D filed by A.J. Clegg, John Frock, Scott Clegg and Robert Zobel on August 8, 2002.

         The foregoing descriptions of the Management Commitment Letters and the Management Term Sheets are qualified in their entirety by reference to the Management Commitment Letters and the Management Term Sheets, copies of which are included as exhibits to the Schedule 13D filed by A.J. Clegg, John Frock, Scott Clegg and Robert Zobel on August 8, 2002.

         Except as described in this Item 6 or in Items 3, 4 or 5 of this Statement, Socrates presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of the capital stock of the Issuer, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Documents Incorporated by Reference

    1. Form of Voting Agreement entered into between Socrates Acquisition Corporation and each of A.J. Clegg, John Frock, Robert Zobel and Scott Clegg on August 5, 2002 (incorporated herein by reference to Exhibit
         10.1 to the Form 8-K filed by Nobel Learning Communities, Inc. on August 8, 2002).

    2. Agreement and Plan of Merger, dated as of August 5, 2002, by and between Socrates Acquisition Corporation and Nobel Learning Communities, Inc (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Nobel Learning Communities, Inc. on August 8,
         2002).

                                   Schedule A

Directors and Executive Officers of                             Occupation or Principal Business
Socrates Acquisition Corporation
Jeffrey L. Ott                                                  General Partner of Gryphon Partners II, L.P.
Director, Co-President, Treasurer and Assistant Secretary

David Luttway                                                   Vice President of Cadigan Investment
Director, Co-President, Secretary and Assistant Treasurer       Partners, Inc.

Set forth below is information concerning the managing member of Gryphon Investors II, LLC. The business address of such individual is One Embarcadero Center, Suite 2750, San Francisco, California 94111.

Managing Member                     Occupation or Principal Business

R. David Andrews                    Managing member of Gryphon Investors II, LLC

Set forth below is information concerning the directors and executive officers of Cadigan Investment Partners, Inc. The business address of each individual is 712 Fifth Avenue, 45th Floor, New York, New York 10019.

Name                 Position                       Occupation or Principal Business
David Luttway        Director and Vice President    Director and Vice President of Cadigan Investment Partners, Inc.
Pericles Navab       Director and President         Director and President of Cadigan Investment Partners, Inc.
Michael Tokarz       Director and Chairman          Managing member of The Tokarz Group, an investment company

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                           Dated: August 14, 2002

                                           SOCRATES ACQUISITION CORPORATION

                                           By: /s/ Jeffrey L. Ott
                                               ------------------
                                               Name: Jeffrey L. Ott
                                               Title: Co-President